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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ORTHOMETRIX, INC.
(Name of Issuer)

Common Stock, par value $.00005 per share
(Title of Class of Securities)

68750M-10-0
(CUSIP Number)

Jeffrey Krauss
Psilos Group Partners II-S, L.P.
625 Avenue of the Americas
Fourth Floor,
New York, NY 10011
(212) 242 - 8844

With a copy to:

David A. Broadwin, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
(617) 832-1259
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68750M-10-0	13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey Krauss
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
	7.	Sole Voting Power
Number of Shares Beneficially Owned	8.	Shared Voting Power 5,000,000 (1)
by Each Reporting Person With	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,000,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68750M-10-0	13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen Krupa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
	7.	Sole Voting Power
Number of Shares Beneficially Owned	8.	Shared Voting Power 5,000,000 (1)
by Each Reporting Person With	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,000,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68750M-10-0	13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Albert Waxman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
	7.	Sole Voting Power 985,845 (2)
Number of Shares Beneficially Owned	8.	Shared Voting Power 5,000,000 (1)
by Each Reporting Person With	9.	Sole Dispositive Power 985,845 (2)
	10.	Shared Dispositive Power 5,000,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,985,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68750M-10-0	13D	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Psilos Group Partners II-S, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power
Number of Shares Beneficially Owned	8.	Shared Voting Power 5,000,000 (1)
by Each Reporting Person With	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,000,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) PN

(1) Includes 4,000,000 shares of common stock and a warrant to purchase 1,000,000 shares of common stock.

(2) Includes 72,500 shares of common stock issuable pursuant to stock options exercisable within 60 days of May 5, 2006. Includes warrants to purchase up to 50,000 shares of common stock issued in connection with a loan in the amount of $50,000 made by Dr. Waxman to the Company in May 2004.

CUSIP No. 68750M-10-0	Page 6 of 9

Item 1. Security and Issuer

This joint statement on Schedule 13D relates to the common stock, par value $.0005 per share (the “Common Stock”) of Orthometrix, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 106 Corporate Park Drive, Suite 102, White Plains, NY 10604.

Item 2. Identity and Background

This joint statement on Schedule 13D is being filed by Jeffrey Krauss, Stephen Krupa, Albert Waxman and Psilos Group Partners II-S, L.P (“Psilos”), who are collectively referred to as the “Reporting Persons.” Each of Messrs. Krauss, Krupa and Waxman is a Managing Member of the General Partner of Psilos Group Partners II-S, L.P. By virtue of their positions, each of them shares the power to vote and dispose of the shares of Common Stock held by Psilos. Information with respect to each of the Reporting Persons is as follows:

(1)         (a)  Jeffrey Krauss

(b)  625 Avenue of the Americas, Fourth Floor, New York, NY 10011

(c)  Jeffrey Krauss is a Managing Member of Psilos Group Partners II-S, L.P.

(d) No

(e) No

(f) United States

(2)         (a)  Stephen Krupa

(b)  625 Avenue of the Americas, Fourth Floor, New York, NY 10011

(c)  Stephen Krupa is a Managing Member of Psilos Group Partners II-S, L.P.

(d) No

(e) No

(f) United States

(1)         (a)  Albert Waxman

(b)  625 Avenue of the Americas, Fourth Floor, New York, NY 10011

(c)  Albert Waxman is a Managing Member of Psilos Group Partners II-S, L.P.

CUSIP No. 68750M-10-0	Page 7 of 9

(d) No

(e) No

(f) United States

(2)         (a)  Psilos Group Partners II-S, L.P.

(b)  625 Avenue of the Americas, Fourth Floor, New York, NY 10011

(c)  Psilos Group Partners II-S, L.P. is a Delaware limited partnership.

(d)  No

(e)  N/A

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock and the Warrant reported in this Schedule 13D were acquired by Psilos Group Partners II-S, L.P. (“Psilos”) using its own funds. None of the funds were borrowed.

Item 4. Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock of the Issuer based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity. The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time, subject to regulatory or other restrictions on their ability to do so, purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the business strategy and actions of Management and the Board of Directors to enhance the Issuer’s value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The Reported Persons beneficially own 5,000,000 shares of the Common Stock of the Issuer, representing approximately 10.1% of such class of securities. 1,000,000 of the shares of Common Stock may be acquired pursuant to a Warrant to Purchase Stock issued to Psilos on June 23, 2006 by the Issuer (“the Warrant”).

CUSIP No. 68750M-10-0	Page 8 of 9

(b) By virtue of their positions, Mr. Krauss, Mr. Waxman and Mr. Krupa share the power to vote and dispose of the shares of common stock held by Psilos. The Reporting Persons have shared power to vote and dispose of the shares of Common Stock.

(c) On June 23, 2006 Psilos acquired a promissory note, dated June 23, 2006, in the original principal amount of $250,000 bearing interest at 12% per annum, made by the Issuer payable to Psilos (the “Promissory Note”) and the Warrant for an aggregate price of $250,000. The Warrant provides for the purchase of 1,000,000 shares of common stock at $0.20 per share and expires on June 23, 2011. In addition, the Warrant may be exercised by offsetting any amounts unpaid under the Promissory Note. This transaction was a private placement of securities except from the registration requirements of the Securities Act of 1933 (the “Act”) under Section 4(2) of the Act.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Warrant provides, among other things, that it may be exercised by assigning to the Issuer all or any part of the unpaid principal amount of the Promissory Note.

Mr. Albert Waxman is a director of the issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and between Jeffrey Krauss and Psilos Group Partners II-S, L.P. dated August 2, 2006

Exhibit 2	Warrant to Purchase stock issued by Orthometrix, Inc., a Delaware corporation to Psilos Group Partners II-S, L.P. dated June 23, 2006.

Exhibit 3
Promissory Note date June 23, 2006 in the original principal amount of $250,000 bearing interest at 12% per annum, made by Orthometrix, Inc, a Delaware corporation, payable to Psilos Group Partners II-S, L.P., a Delaware limited partnership.

CUSIP No. 68750M-10-0	Page 9of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 2, 2006

PSILOS GROUP PARTNERS II-S, L.P.

By:	/s/ Jeffrey Krauss
Jeffrey Krauss Managing Member

JEFFERY KRAUSS

By:	/s/ Jeffery Krauss
Jeffery Krauss

STEPHEN KRUPA

By:	/s/ Stephen Krupa
Stephen Krupa

ALBERT WAXMAN

By:	/s/ Albert Waxman
Albert Waxman